 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

25 January 2018

Notification of Transactions of persons closely associated with Person Discharging Managerial Responsibilities

On 23 January 2018, Laura Cha reported to HSBC Holdings plc that she had been advised by Victor Cha, a person closely associated with Laura Cha, of his acquisition on 24 August 2015 of 8,000 ordinary shares of US$0.50 at HKD HK$62.1000 per share.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person		Victor Cha

2 - Reason for the notification

Position/status		Person closely associated with Laura Cha, Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code		Place of Transaction	Currency
2015-08-24	Ordinary shares of US$0.50 each	GB0005405286		Outside a trading venue	HKD - Hong Kong Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			62.10	8,000	HKD 496,800.00
		Aggregated	62.10	8,000	HKD 496,800.00

For any queries related to this notification, please contact:
JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 25 January 2018